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                              October 18, 2021

       Joseph Lee
       Chief Executive Officer
       Kairous Acquisition Corp. Ltd
       Unit 9-3, Oval Tower @ Damansara,
       No. 685, Jalan Damansara,
       60000 Taman Tun Dr. Ismail,
       Kuala Lumpur, Malaysia

                                                        Re: Kairous Acquisition
Corp. Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 29,
2021
                                                            File No. 333-259031

       Dear Mr. Lee:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 13, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed September 29, 2021

       Cover Page

   1. We note your revised disclosure that you intend to focus on opportunities in Asia
                                                        (excluding China) and
that you will not undertake your initial business combination with any entity with its
principal business operations in China (including Hong Kong and
                                                        Macau). Please make
appropriate corresponding changes throughout your prospectus, wherever you discuss
business opportunities, the political or economic landscape of specific geographic
regions, and other appropriate sections. For example, we note the disclosure in the first
paragraph on page 4 and the disclosure in the first paragraph on page
 Joseph Lee
Kairous Acquisition Corp. Ltd
October 18, 2021
Page 2
      45.
       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameJoseph Lee
                                                         Division of
Corporation Finance
Comapany NameKairous Acquisition Corp. Ltd
                                                         Office of
Manufacturing
October 18, 2021 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName